Newcourt Acquisition Corp

2201 Broadway, Suite 705

Oakland, CA 94612

VIA EDGAR

October 5, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Stacie Gorman

Re:	Newcourt Acquisition Corp Amendment No. 5 to Registration Statement on Form S-1 Filed September 30, 2021 File No. 333-254328

Dear Ms. Gorman:

Newcourt Acquisition Corp, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 5, 2021, regarding Amendment No. 5 to the Company’s Registration Statement on Form S-1 submitted to the Commission on September 30, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Amendment No. 6 to Registration Statement on Form S-1 with the Commission through EDGAR.

Amendment No. 3 to Registration Statement on Form S-1

General

1.

We reissue comment 1. We continue to note the disclosure on pages 19-20 regarding the expressions of interest to purchase up to 6.5% of the units to be sold in this offering and do not intend to purchase more than 9.99% in the aggregate. We also note that they may purchase more than this amount. If there is a maximum amount that may be purchased, please clearly disclose. If not, clearly disclose and disclose the impact such purchases may have upon liquidity.

In response to the Staff’s comment, we have revised the disclosure to further clarify that 9.99% of the units offered in this offering is the maximum aggregate amount that the representative will purchase in the offering.

We thank the Staff for its review of the foregoing and Amendment No. 6 to the Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 521-4234.

Sincerely,

/s/ Marc Balkin
Marc Balkin Chief Executive Officer
Newcourt Acquisition Corp

cc:

Ari Edelman, Esq.

Lynwood Reinhardt, Esq.

Reed Smith LLP